June 8, 2007
Jennifer Hardy,
     Branch Chief,
          Securities and Exchange Commission,
               Division of Corporation Finance,
                    100 F Street, NE,
                         Washington, DC 20549.

Re:	Merrill Lynch & Co., Inc. —
Registration Statement on Form S-4 filed May 8, 2007
(File No. 333-142690)

Dear Ms. Hardy:
          Thank you for providing us with the Staff’s comments on the above-captioned filing, which were contained in your letter of May 31, 2007 (the “Comment Letter”). This letter provides the responses to those comments of Merrill Lynch & Co., Inc. (“Merrill Lynch”). In response to the Comment Letter, Merrill Lynch is filing an Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (“Amendment No. 1”). For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement on Form S-4, as well as four unmarked copies of Amendment No. 1.
          We have repeated the items in the Comment Letter below in bold-face type to facilitate your review, followed by our responses in regular type. The numbers correspond to the numbers in the Comment Letter and all page number references are to specific pages of Amendment No. 1 unless stated otherwise.
General
1.	Please provide us with copies of all materials prepared by First Republic’s financial advisor and provided to First Republic’s board of directors or its representatives. In particular, please provide us with copies of the board books and all transcripts, summaries and video presentation materials. We may have further comments based on our review of these materials.

Copies of the materials prepared by Morgan Stanley & Co. Incorporated (“Morgan Stanley”) that were provided to First Republic Bank’s (“First Republic”) Board of Directors at its January 26, 2007 meeting and summarized in Amendment No. 1 under the caption “Opinion of First Republic’s Financial Advisor” will be provided to the Staff under separate cover by counsel for Morgan Stanley on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with such rules, counsel for Morgan Stanley has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Morgan Stanley also requests confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.	Please provide us with all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts must be disclosed in your filing.

A review was made of materials exchanged by the financial staffs of Merrill Lynch and First Republic as part of the due diligence process related to the proposed merger. In that due diligence, First Republic gave certain forward-looking financial information to Merrill Lynch (the “forecasts”). Merrill Lynch did not provide any such information to First Republic. Merrill Lynch will provide to the Staff copies of the First Republic material on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such rules, Merrill Lynch is requesting that the information provided be returned promptly following the completion of the Staff’s review. By separate letter, Merrill Lynch will also request confidential treatment, pursuant to 17 C.F.R. § 200.83, of the information provided.

Merrill Lynch, however, has not included a summary of such information in Amendment No. 1 based on its belief that, on balance, (i) the inclusion of such information could be misleading to many stockholders, without providing any meaningful benefit and (ii) that disclosure of such information would potentially be detrimental to First Republic stockholders and/or Merrill Lynch stockholders since such disclosure would likely cause substantial harm to the competitive position of First Republic’s business.

Merrill Lynch and First Republic believe that the forecasts are not material to the decision of First Republic stockholders on whether or not to vote to approve the merger based on the reasons set forth herein. Merrill Lynch and First Republic are also concerned that some stockholders may place undue significance on any forecasts which may be included, notwithstanding any cautionary language which may accompany such forecasts.

The forecasts were prepared solely as part of several routine annual strategic planning sessions by First Republic’s management held with First Republic’s board of directors at various times during the period from August 2006 to November 2006. They were not prepared for the purposes of, or with a view toward, public disclosure and were not prepared in compliance with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts and projections. The forecasts were presented based on varying assumptions for a five-year period ending in 2011. Having been prepared in late summer-fall of 2006, the underlying assumptions likely would not be the same if these forecasts were prepared currently and both Merrill Lynch and First Republic believe that numerous material assumptions would differ. There are inherent uncertainties associated with forecasted information and the stockholder vote to approve the merger will take place nine months to a year after the forecasts were prepared. In addition, the forecasts were of limited usefulness in the parties’ deliberations and negotiations regarding the merger. As indicated above, the forecasts were already months out of date at the time of Merrill Lynch and First Republic’s transaction discussions. Moreover, those discussions and negotiations focused far more on the prospects of combining the two companies and the compatibility of First Republic’s business with Merrill Lynch’s business, which could create various synergies and other benefits, than on forecasts prepared by First Republic. These discussions and negotiations are fully disclosed in Amendment No. 1. Lastly, it should also be noted that certain amounts derived from the forecasts are available as a result of public disclosures in other documents. In light of the above, Merrill Lynch respectfully is of the belief that the forecasts are not material and stockholders should not have a need to review them.

Furthermore, the forecasts are financial information which if disclosed would likely cause substantial harm to the competitive position of First Republic’s business. The financial services industry is very competitive and First Republic faces, and will continue to face as a division of Merrill Lynch, competition on both country and regional levels. The forecasts contains financial projections (including, among others, projected revenues, expenses, operating profits, assets under management, deposit levels and deposit growth percentages) which competitors would use to their advantage in developing their on-going business operations and in allocating their own resources in an effort to achieve greater market acceptance. Neither First Republic nor Merrill Lynch generally have access to this type of forward-looking financial information regarding its competitors’ operational models for growth and strategic planning. Accordingly, if the forecasts were disclosed, First Republic’s business would be placed at a competitive disadvantage and its business would be adversely affected, which ultimately would potentially be detrimental to First Republic stockholders and/or Merrill Lynch stockholders.

3.	We note the omitted information throughout your filing. It does not appear to be information you may exclude in reliance upon Rule 430A of Regulation C. Please be advised that all omitted information must be included in your filing prior to effectiveness.

All omitted information required to be included prior to effectiveness is either included in Amendment No. 1 or will be filed as part of an amendment prior to effectiveness.

4.	Please file on EDGAR the form of letter of transmittal and related documents, including the consideration election form.
The form of letter of transmittal and consideration election form will be filed as an exhibit to Amendment No. 1.

5.	Please disclose the information required by Item 509 of Regulation S-K. Please refer to Item 8 of Form S-4.

The disclosure on page 90 has been revised in response to the Staff’s comment.
Cover Page of Prospectus
6.	Please limit the cover page of your prospectus to one page. See Item 501(b) of Regulation S-K. In this regard, please remove information from the cover that is not required by Item 501(b) or otherwise key to an investment decision.

The disclosure on the prospectus cover page has been revised in response to the Staff’s comment and is limited to one page.

7.	Please disclose the time period during which the trading price of Merrill Lynch common stock will be measured to determine the number of shares of common stock to be issued in exchange for each share of First Republic common stock.

The disclosure on the cover page has been revised in response to the Staff’s comment.

8.	Please disclose that First Republic’s security holders will not know at the time of the vote the number of shares they will receive. Please also add risk factor disclosure, including a discussion, if material, of the volatility of Merrill Lynch’s stock and the estimated time period between the vote and the closing of proposed merger. Finally, please also consider providing a toll free number that security holders can call to find out an example of the number of shares as of the latest practicable date.

The disclosure on the cover page has been revised in response to the Staff’s comment. In addition, a risk factor has been added to the “Risk Factors” section on page 21. The volatility of Merrill Lynch’s stock price is not material to First Republic stockholders because the value to be received per share of First Republic common stock is fixed at $55.00, regardless of the price of Merrill Lynch common stock.

Merrill Lynch believes that establishing a toll free number would be burdensome and would not provide much benefit to First Republic stockholders because they will receive the same value per share — $55.00 — regardless of the final exchange ratio. Alternatively, it has revised the disclosure on pages 3 and 30 that provides the fraction of a share of Merrill Lynch common stock that First Republic stockholders electing stock consideration would receive for each share of First Republic common stock based on a range of hypothetical prices of Merrill Lynch common stock. The range of Merrill Lynch stock prices has been revised generally to reflect the high and low prices of Merrill Lynch common stock for the twelve-month period ending on May 31, 2007, and additional hypothetical examples have been provided.
Additional Information
9.	It does not appear that you are eligible to incorporate information by reference into your filing, as you do not appear to meet the requirements for the use of Form S-3. In this regard, we note that it appears the current report on Form 8-K Merrill Lynch filed on February 23, 2007 was not filed timely. Please provide us with an analysis supporting your eligibility to incorporate by reference. Refer to General Instruction I of Form S-3 and Section II.E. of Securities Act Release 8400 (March 16, 2004).

The current report on Form 8-K filed by Merrill Lynch on February 23, 2007 was filed solely for the purpose of providing information related to a shelf takedown under Item 8.01 — Other Events and was not filed for the purpose of disclosing nonpublic information required to be disclosed by Regulation FD or any information otherwise called for under Form 8-K. In this instance, Merrill Lynch used Item 8.01 of Form 8-K solely for the purpose of making a voluntary disclosure. Accordingly, such current report was not subject to any filing deadlines. See General Instruction B.1 of Form 8-K. Thus, Merrill Lynch’s Form 8-K filing on February 23, 2007 was not filed untimely, and its Form S-3 eligibility is thereby unaffected by such filing.
Summary, page 1
Treatment of First Republic Preferred Stock, page 3
10.	Please disclose the outstanding number of shares of each series of preferred stock.

The disclosure on page 3 has been revised in response to the Staff’s comment.

Cautionary Statement Regarding Forward-Looking Statements, page 20
11.	The statement in the last paragraph that the disclaimer in this section will apply to subsequent forward-looking statements does not appear to be appropriate, as the disclaimer must accompany the statements. Please revise accordingly. See Section 27A(c) of the Securities Act and Section 21E(c) of the Exchange Act.

The disclosure on page 20 has been revised in response to the Staff’s comment.
The Merger, page 29
12.	We note that consideration in the proposed merger is part stock and part cash and that security holders do not make their election at the same time as their vote. Please advise us as to whether you have considered the applicability of the tender offer rules to the cash election. See Exchange Act Release 14699 (April 24, 1978).
We are aware of the SEC’s views expressed in a series of no-action letters regarding cash/stock election mergers. In light of the Staff’s comment, we have carefully reviewed the merger and have considered the applicability of the tender offer rules and SEC interpretations thereof to the cash election component of the merger. Based upon this review as well as an examination of market practice, we believe that the merger is being conducted fully in compliance with the requirements of the tender offer rules.

13.	Please remove the statement in the second sentence that the discussion in this section is qualified by reference to the merger agreement, as security holders are entitled to rely solely on the disclosure in your filing. Please also comply with this comment with respect to the last sentence of the third paragraph under the heading “Opinion of First Republic’s Financial Advisor” on page 41.

Merrill Lynch respectfully notes that Rule 411(a) under the Securities Act permits a summary of a document in a prospectus to be qualified in its entirety by reference to the document if it is an exhibit to the prospectus. The merger agreement is included as Annex A to the prospectus, and the opinion of Morgan Stanley is included as Annex B to the prospectus. Nonetheless, the disclosure on page 29 has been revised in response to the Staff’s comment.

14.	Please disclose how you intend to finance the cash portion of the consideration.

The disclosure on page 29 has been revised in response to the Staff’s comment.
Background of the Merger, page 34
15.	Please disclose the reasons why First Republic’s board decided that it was in the best interests of its security holders to explore strategic alternatives.

The disclosure on page 34 has been revised in response to the Staff’s comment.

16.	The disclosure throughout this section does not describe in sufficient detail First Republic’s discussions regarding possible strategic alternatives with third parties and the reasons why these discussions were terminated. The disclosure merely indicates that the consideration offered was lower than that offered by Merrill Lynch. The disclosure should provide sufficient detail, including the terms of any proposed offers and why these offers were not deemed acceptable by First Republic, so that investors may understand the alternatives that First Republic considered and why First Republic considered them inferior to its proposed merger with Merrill Lynch. Please revise accordingly.
The disclosure on page 36 has been revised in response to the Staff’s comment.

17.	Your discussion of the background does not appear to discuss the negotiation of the material terms of the merger agreement, other than the consideration. In this regard, we note that the discussion regarding the various meetings between First Republic and Merrill are too vague and fail to specifically explain the issues that were discussed and the actions taken, if any. The discussion also fails to discuss in reasonable detail the negotiations regarding the material terms of the merger agreement. Please revise accordingly.

The disclosure on pages 35-38 has been revised in response to the Staff’s comment.
Opinion of First Republic’s Financial Advisor, page 41
18.	We note the disclosure in the first paragraph below the bullet points on page 42. Please disclose the basis for the financial advisor’s assumption that the financial forecasts, profit plans and other information were reasonably prepared. Please also comply with this comment with respect to the assumptions set forth in the sixth sentence of this paragraph.

The disclosure on page 42 has been revised in response to the Staff’s comment.

19.	We note the statements in the second paragraph below the bullet points on page 42. Please remove the statement that the summary is not complete. A summary by its nature is not complete and your language suggests you have not provided a summary of all material terms of the analyses. In addition, please clarify that the discussion summarizes the material terms of the financial analyses, and does not merely provide a brief summary of those terms.

The disclosure on page 43 has been revised in response to the Staff’s comment.
Description of Valuation Analysis of First Republic, page 42
Comparable Company Analysis, page 42
20.	Please briefly revise to disclose the criteria utilized by the financial advisor in selecting the companies evaluated. Please also disclose whether any companies satisfying these criteria were nonetheless excluded from the analysis and, if so, disclose the basis for such exclusion. Please also comply with this comment in the section entitled “Comparable Company Analysis” on page 46.

The disclosure on pages 43 and 47 has been revised in response to the Staff’s comment.
Miscellaneous, page 47
21.	We note the disclosure in the last paragraph. Please disclose the amount of fees the financial advisor has or will receive in connection with the proposed merger, both as an aggregate amount and the amount that is contingent upon the merger being completed. Please also comply with this comment under the heading “Opinion of First Republic’s Financial Advisor” on page 5.

The disclosure on pages 5 and 47 has been revised in response to the Staff’s comment.
Material U.S. Federal Income Tax Consequences, page 52
22.	We note that counsel have provided short-form tax opinions, which are included as Exhibits 8.1 and 8.2 to your registration statement. As such, the disclosure in these sections must be counsels’ opinions and not merely a summary of the tax consequences. Please revise to state counsels’ opinion, making clear which statements represent counsels’ opinions. Please also comply with this comment in the sections entitled “Material U.S. Federal Income Tax Considerations” on page 4 and “Q. Will I be Taxed...” on page 17, and identify counsel in these sections as well.

The disclosure on pages 4, 17 and 52-56 has been revised in response to the Staff’s comment.

The Merger Agreement, page 61
23.	Please revise the second sentence of the introductory paragraph to remove any implication that security holders do not have rights relating to the summary of the merger agreement in your filing. In this regard, please be advised that security holders are entitled to rely solely on the disclosure in your filing.

The disclosure on page 61 has been revised in response to the Staff’s comment.
Representations and Warranties, page 64
24.	We note the statements in the last paragraph of this section on page 65 and have the following comments:
•	Please revise the third and fourth sentences to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.
The disclosure on page 65 has been revised in response to the Staff’s comment.
•	Please be advised that, notwithstanding your statements, you are responsible for considering whether additional disclosure may be required to make the statements included in your filing not misleading.
Merrill Lynch is aware of its responsibilities under the federal securities laws and has prepared its filing with those responsibilities in mind.
Comparison of Stockholders Rights, page 79
25.	We note the statement in the second sentence of the second introductory paragraph that the summary chart is not an exhaustive list. A summary by its nature is not complete. Your language suggests that the disclosure in your filing does not include all of the material information regarding the differences in the security holders’ rights. Please review accordingly.

The disclosure on page 79 has been revised in response to the Staff’s comment.
Part II – Information Not Required In Prospectus, page II-1
Item 20. Indemnification of Directors and Officers, page II-1

26.	It appears that you have entered into indemnification agreements with each of your directors. Please briefly describe the material terms of these agreements in this section.

The disclosure on page II-1 has been revised in response to the Staff’s comment.
Exhibit 5.1
27.	The assumption in opinion (2) that the certificate of designations will be filed is not appropriate. Please have counsel revise its opinion accordingly.

Merrill Lynch respectfully suggests that such assumption is necessary in order for counsel to render the Exhibit 5.1 opinion. The Exhibit 5.1 opinion will be given at the time the registration statement becomes effective, but the certificates of designation (forms of which have been filed as Exhibits 4.2 and 4.3) will not be filed by Merrill Lynch, and thus will not become effective, until the closing of the merger.
Exhibit 5.2
28.	Counsel must also opine that the rights are fully paid and nonassessable. Please have counsel revise its opinion accordingly.
Merrill Lynch refers the Staff to a statement of the SEC Exhibit 5 Opinion Working Group of the Subcommittee on Securities Law Opinions, a subcommittee of the ABA Committee on Federal Regulation of Securities, relating to language to be included in Exhibit 5 opinions relating to shareholder rights plans. This language has been accepted by the SEC and reflects market practice. The language of the opinion contained in Exhibit 5.2 is consistent with the accepted language. A copy of the statement is included herewith for your convenience.
Exhibit 8.1
29.	We note that you have provided a short-form tax opinion. Since the discussion in the prospectus is the opinion of counsel, the opinion in the second paragraph that the discussion is accurate in all material respects is not appropriate. Please note that counsel must opine that the applicable discussion is counsel’s opinion. Please have counsel revise its opinion accordingly. In addition, please comply with this comment with respect to Exhibit 8.2.

The text of the opinions filed as Exhibits 8.1 and 8.2 has been revised in response to the Staff’s comment.
*          *          *          *

               Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact my colleague, C. Andrew Gerlach at (212) 558-4789, or the undersigned at (212) 558-4960.
Sincerely,
/s/ Mitchell S. Eitel
Mitchell S. Eitel
(Enclosures)

cc:	Richard Alsop
Cara Londin
(Merrill Lynch & Co., Inc.)

Edward J. Dobranski
(First Republic Bank)

H. Rodgin Cohen
C. Andrew Gerlach
(Sullivan & Cromwell LLP)

John M. Reiss, Esq.
Laura Sizemore, Esq.
(White & Case LLP)